OUTSITE, INC.

FINANCIAL STATEMENTS FOR THE PERIOD ENDED

DECEMBER 31, 2021

WITH INDEPENDENT ACCOUNTANT'S REVIEW REPORT

TABLE OF CONTENTS

The FitBiz CPA

Independent Accountant's Review Report

To Management
Outsite, Inc.
101 Cooper Street 276
Santa Cruz, California

We have reviewed the accompanying financial statements of Outsite, Inc. which comprise the balance sheet as of December 31, 2021, and the related statements of income, statement of equity and statement of cash flows for the year then ended, and the related notes to the financial statements. A review includes primarily applying analytical procedures to management's financial data and making inquiries of company management. A review is substantially less in scope than an audit, the objective of which is the expression of an opinion regarding the financial statements taken as a whole. Accordingly, we do not express such an opinion.

Management's Responsibility for the Financial Statements

Management is responsible for the preparation and fair presentation of the financial statements in accordance with accounting principles generally accepted in the United States of America; this includes the design, implementation, and maintenance of internal control relevant to the preparation and fair presentation of the financial statements that are free from material misstatement whether due to fraud or error.

Accountant's Responsibility

Our responsibility is to conduct the review engagement in accordance with Statements on Standards for Accounting and Review Services promulgated by the Accounting and Review Services Committee of the AICPA. Those standards require us to perform procedures to obtain limited assurance as a basis for reporting whether we are aware of any material modifications that should be made to the financial statements for them to be in accordance with accounting principles generally accepted in the United States of America. We believe that the results of our procedures provide a reasonable basis for our conclusion.

Accountant's Conclusion

Based on our review, we are not aware of any material modification that should be made to the accompanying financial statements in order for them to be in conformity with accounting principles generally accepted in the United States of America.

The FitBiz CPA

November 08, 2022

OUTSITE, INC
BALANCE SHEET
DECEMBER 31, 2021

		US $
CURRENT ASSETS		
Cash and Cash Equivalents	Note 1	2,106,012
TOTAL CURRENT ASSETS		**2,106,012**
PROPERT AND EQUIPMENT		
Property and equipment, net	Note 3	173,068
OTHER ASSETS		
Investments	Note 4	309,476
Loans and Advances	Note 5	119,339
Security Deposits		95,028
		523,843
TOTAL ASSETS		**$ 2,802,923**

LIABILITIES AND SHAREHOLDERS' EQUITY

CURRENT LIABILITIES	
Credit Cards Payable	$ 54,291
Loans Payable	$ 16,754
TOTAL CURRENT LIABILITIES	$ 71,046
LONG TERM LIABILITIES	
Note Payable	$ 5,583,981
TOTAL LIABILITIES	**$ 5,655,026**

SHAREHOLDERS' EQUITY	
Common stock, authorized 12,000,000 shares 436,373 shares issued and outstanding, $0.1776 par value. 25,000,000 shares issued and outstanding, $0.00001 par value.	$ 77,500
Preferred stock, authorized 6,355,827 shares, 884,836 shares issues and outstanding, $2.3846 par value.	$ 2,113,923
Retained earnings	$ (5,043,526)
TOTAL SHAREHOLDERS' EQUITY	**$(2,852,103)**
TOTAL LIABILITIES AND SHAREHOLDERS' EQUITY	**$ 2,802,923**

See independent accountant's review report and accompanying notes to financial statements.

OUTSITE, INC
STATEMENT OF INCOME
DECEMBER 31, 2021

	US $
REVENUES	**$ 2,660,517**
COST OF SALES	**2,405,411**
Gross Profit	**255,106**
OPERATING EXPENSES	
Advertising and Marketing	121,525
Bank Fees	422
Consulting & Accounting	9,467
Contractors and consultants	263,517
Cost of Sales	31,764
Depreciation Expense	144,518
Insurance	52,309
IT Expense	4,004
Legal Expenses	29,089
Office Expenses	3,821
Operating Expenses	32,544
Payroll Expense	271,731
Professional Services	400,777
Software	131,420
Travel	65,543
Utilities	13,097
TOTAL OPERATING EXPENSES	**1,575,549**
NET OPERATING LOSS	**(1,320,443)**
Other Income / (Expenses)	
Grant Income	76,265
Interest Income	5,598
Total Other Income / (Expenses)	**81,863**
Net Income / (Loss)	**$ (1,238,580)**

See independent accountant's review report and accompanying notes to financial statements.

Outsite Inc.
STATEMENT OF EQUITY
DECEMBER 31, 2021

	Common Stock				Preferred Stock				Additional Paid in Capital		Retained Earnings	Total
	Shares		Amount		Shares		Amount					
Beginning Balance as on 01/01/2021	2,936,373	$	77,500		-	$	-		$	-	(3,804,946)	(3,727,446)
Contributions	-	$	-		884,836	$	2,113,923		$	-		2,113,923
Net Income (net loss)	-	$	-		-	$	-		$	-	(1,238,580)	(1,238,580)
Ending Balance as on 12/31/2021	**2,936,373**	**$**	**77,500**		**884,836**	**$**	**2,113,923**		**$**	**-**	**(5,043,526)**	**(2,852,103)**

See independent accountant's review report and accompanying notes to financial statements.

OUTSITE, INC
STATEMENT OF CASH FLOWS
DECEMBER 31, 2021

CASH FLOWS FROM OPERATING ACTIVITIES	**US $**
Net Loss	$ (1,238,580)
Adjustment to Reconcile Net Income to Net Cash	
Provided by Operating Activities	
Depreciation Expense	144,518
(Increase) decrease in Assets	
Credit Cards Payable	14,482
CASH USED FOR OPERATING ACTIVITIES	**(1,079,581)**
CASH FLOWS FROM INVESTING ACTIVITIES	
Cash used for fixed assets	(128,092)
Cash Used for Loans & Advances	(31,234)
CASH USED FOR INVESTING ACTIVITIES	**(159,326)**
CASH FLOWS FROM FINANCING ACTIVITIES	
Cash provided by Loans	762,000
Issuance of common and preferred stock	2,113,923
CASH PROVIDED BY FINANCING ACTIVITIES	**2,875,923**
NET INCREASE IN CASH	**1,637,016**
CASH AT BEGINNING OF YEAR	**468,996**
CASH AT END OF YEAR	**$ 2,106,012**

See independent accountant's review report and accompanying notes to financial statements.

OUTSITE, INC
NOTES TO THE FINANCIAL STATEMENT
DECEMBER 31, 2021

1. Summary of Significant Accounting Policies

The Company

The financial statements have been prepared to present the financial position and results of operations of Outsite, Inc (the "Company"). The financial statement only includes information from January 1, 2021, through December 31, 2021.

Outsite, Inc. was incorporated in the State of Delaware on September 11, 2015.

Outsite was founded in 2015 to serve a new segment of location flexible professionals looking to integrate their life and their work. Outsite is a collection of unique work play accommodations that cater to the growing community of entrepreneurs, business travelers and digital nomads who are looking for alternatives to uninspired hotels and conference halls.

Fiscal Year

The Company operates on a December 31st year-end.

Principles and Basis of Accounting

The accompanying financial statements have been prepared on the accrual basis of accounting with some items on cash basis because of nature of business which is not in accordance with accounting principles generally accepted in the United States ("GAAP") as determined by the Financial Accounting Standards Board ("FASB") Accounting Standards Codification ("ASC").

Use of Estimates

The preparation of the financial statement in conformity with accounting principles generally accepted in the United States of America requires the use of management's estimates. These estimates are subjective in nature and involve judgments that affect the reported amounts of assets and liabilities, the disclosures of contingent assets and liabilities at fiscal year-end. Actual results could differ from those estimates.

Risks and Uncertainties

The Company's business and operations are sensitive to general business and economic conditions in the United States. A host of factors beyond the Company's control could cause fluctuations in these conditions. Adverse conditions may include, recession, downturn or otherwise, local competition or changes in consumer taste. These adverse conditions could affect the Company's financial condition and the results of its operations.

1. **Summary of Significant Accounting Policies (continued)**

Cash and Cash Equivalents
The Company considers all highly liquid financial instruments purchased with maturities of three months or less to be cash equivalents. As of December 31, 2021, the Company held $2,106,012 in cash equivalents. This was comprised of monies held in bank institutions.

Accounts Receivable
The Company does not carry any trade receivables as all the sales are collected in advance and are recorded when paid and represent claims against third parties that will be settled in cash.

Inventory
Since the company is operating in service industry, it does not carry any inventory with an exception to supplies used for maintenance of the properties which is booked as and when purchased.

Property and Equipment
Property and equipment are stated at cost, or fair value if contributed. The Organization follows the practice of capitalizing all expenditures for property and equipment more than $1,000. Depreciation of property and equipment is charged to expense over the estimated useful lives of the respective assets.

Income Taxes
The Company is subject to tax filing requirements as a corporation in the federal jurisdiction of the United States. The Company sustained net operating losses during fiscal year 2021. Net operating losses will be carried forward to reduce taxable income in future years. Due to management's uncertainty as to the timing and valuation of any benefits associated with the net operating loss carryforwards, the Company has elected to recognize an allowance to account for them in the financial statements but has fully reserved it.

The Company is subject to franchise and income tax filing requirements in the States of California, Colorado, Hawaii, and New York.

Concentrations of Credit Risk
From time-to-time cash balances, held at a major financial institution may exceed federally insured limits of $250,000. Management believes that the financial institution is financially sound, and the risk of loss is low.

1. Summary of Significant Accounting Policies (continued)

Revenue Recognition

The Company recognizes revenue when: (1) persuasive evidence exists of an arrangement with the customer reflecting the terms and conditions under which products or services will be provided; (2) delivery has occurred, or services have been provided; (3) the fee is fixed or determinable; and (4) collection is reasonably assured. Revenues are generally recognized upon the bookings by customers. Cancelled bookings recorded as reduction in revenues. The Company has recorded $2,660,517 in revenue for the year ended December 31, 2021.

Advertising Expenses

The Company expenses advertising costs as they are incurred.

Foreign Currency

The financial statements are presented in United States Dollars, ("USD"), which is the reporting currency and the functional currency of the Company. In accordance with ASC 830, *Foreign Currency Matters*, foreign denominated monetary assets and liabilities are translated to their USD equivalents using foreign exchange rates which prevailed at the balance sheet date. Non-monetary assets and liabilities are translated at exchange rate prevailing at the transaction date. Revenue and expenses were translated at the prevailing rate of exchange at the date of the transaction. Related translation adjustments are reported as a separate component of stockholders' equity/(deficit), whereas gains or losses resulting from foreign currency transactions are included in results of operations.

2. Commitments and Contingencies

The Company is not currently involved with and does not know of any pending or threatening litigation against the Company or its members.

3 Property and Equipment

Property and equipment consisted of the following on December 31, 2021:

Property and equipment at cost:

Office equipment	79,510
Leasehold Improvements	235,207
Furniture and Fixtures	128,092
Less: Accumulated depreciation	(269,714)
Total	**173,068**

4. Investments – Related Parties

The Company has investments in Levelmemory (A European Corporation) which is a related party of the Company valued at $309,476 as of December 31, 2021. Interest is not accrued on this investment and there are no minimum monthly payments and no maturity date.

5. Loans Receivable – Related Parties

The Company has provided loans to related parties of the Company valued as of December 31, 2021. Interest is not accrued on these loans and there are no minimum monthly payments and no maturity date.

6. Equity

Common Stock
Under the articles of incorporation, the total number of common shares of stock that the Corporation shall have authority to issue is twelve million (12,000,000) of $0.00001 par value per share. As of December 31, 2021, 2,936,373 shares have been issued and are outstanding.

Preferred Stock
Also, under the articles of incorporation, the total number of preferred shares of stock that the Corporation shall have authority to issue is Six million three hundred fifty-five thousand and eight hundred twenty-seven (6,355,827) shares of Preferred Stock, $2.3846 par value per share. The first Series of Preferred Stock is designated "Series Seed 1 Preferred Stock' and consist of eight hundred eighty-four thousand three hundred thirty-six (884,836) shares. As of December 31, 2021, 884,836 shares have been issued and are outstanding.

Equity Based Compensation
The equity-based compensation plan authorizes 2,368,401 stock options to be granted. As of December 31 ,2021 the Company has issued 1,649,944 and cancelled 89,005 of options to/from key service providers. The remaining are available for future issuance. These options have grant dates of Jan 2017 – May 2020. The Company maintains four different vesting schedules:

a. 25% on one-year anniversary of VCD and one forty-eighth(1/48th) of the Shares subject to the Option shall vest each month thereafter on the same day of the month as the Vesting Commencement Date (and if there is no corresponding day, on the last day of the month), such that all of the Shares subject to the Option shall have vested on the second anniversary of the Vesting Commencement Date, subject to Participant continuing to be a Service Provider through each such date.

b. One forty-eighth (1/48th) each month commencing on the first monthly anniversary of the Vesting Commencement Date subject to the Participant continuing to be a Service Provider to the Company through each such date.

c. One twenty-fourth(1/24th) each month commencing on the first monthly anniversary of the Vesting Commencement Date subject to the Participant continuing to be a Service Provider to the Company through each such date.

d. One thirty-sixth (1/36th) each month commencing on the first monthly anniversary of the Vesting Commencement Date subject to the Participant continuing to be a Service Provider to the Company through each such date.

7. Subsequent Events

The Company has evaluated subsequent events through November 08, 2022, the date through which the financial statement was available to be issued. It has been determined that no events require additional disclosure.